Shareholder Memo

Vote against the defensive Ratification of Special Meeting Provisions Proposal
The Do-Nothing Management Proposal

There are at least 2 reasons to vote against the special meeting ratification proposal in the upcoming 2018 proxy – the do-nothing management proposal.
It calls for JPMorgan Chase & Co. management to do nothing in regard to the current special meeting provisions.

This defensive ratification proposal is a waste of shareholder money.
If this ratification proposal was omitted from the ballot – JPM shareholders would still have the provisions called for in the defensive ratification proposal.

The real purpose of the defensive ratification proposal is to prevent shareholders from voting on a shareholder proposal that was submitted first to make it more practical for shareholders to call a special meeting. A similar shareholder proposal won 94% shareholder support at Nuance Communications (NUAN) in February 2018.

This is the defensive JPM no-action request to prevent JPM shareholders from voting on the shareholder proposal:
JPMorgan Chase & Co. (February 26, 2018)
https://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2018/kennethsteiner022618-14a8.pdf

JPM should advise how much shareholder money was spent on this defensive no-action request by a big law firm – to see if it is a 5-figure sum.

JPM previously adopted an ownership threshold of 20% for shareholders to call a special meeting – which can mean that more than 50% of shareholders must be contacted during a short time period to simply call a special meeting. It is an advantage for shareholders to have an ownership threshold of 10% as called for in the shareholder proposal that was submitted first before the JPM do-nothing proposal. Plus many shareholders, who want a special meeting, can make a small paperwork error that will disqualify their shares from counting toward the 10% threshold. And JPM will watch the incoming paperwork like a hawk.

Thus the first reason to vote against the do-nothing ratification proposal is to support a more realistic ownership threshold which is less than the current 20%.

The second reason to vote against the do-nothing ratification proposal is to send a message to management that a one-sided management ratification proposal in support of doing nothing is no substitute for a shareholder proposal that gives shareholders the choice of making an improvement in the right of shareholders to call a special meeting.

If the shareholder proposal had been published in the 2018 proxy – JPM management could have even overwhelmed the shareholder proposal with 3-times as many words in opposition. (Apparently 3-to-1 was not enough of a home field advantage for JPM management.)

With the ratification proposal replacing the shareholder proposal – shareholders can only read the one-sided management ratification text that is overwhelmingly in support of doing nothing.

It is an advantage for shareholders to have a choice and to make a decision based on reading both sides of an issue.

Other companies will have 2018 copycat versions of the JPM do-nothing proposal:
CF Industries Holdings, Inc.
Capital One Financial Corporation (COF)
eBay Inc. (EBAY)
AES Corp (AES)

One can read the defensive no-action requests for the above companies at:
Division of Corporation Finance
2018 No-Action Letters Issued Under Exchange Act Rule 14a-8
https://www.sec.gov/divisions/corpfin/cf-noaction/2018_14a-8.shtml

The JPM proxy said shareholders who wish to contact the JPM Board of Directors, any Board member, including the Lead Independent Director, any committee chair, or the independent directors as a group, may e-mail the Office of the Secretary at
corporate.secretary @ jpmchase.com.

Vote against the defensive Ratification of Special Meeting Provisions Proposal
The Do-Nothing Management Proposal

John Chevedden
JPM shareholder since 2013

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*
*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.
This is not a solicitation of authority to vote your proxy.  Please DO NOT send us your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.  The shareholder urges shareholders to vote against Ratification of Special Meeting Provisions (the defensive Do-Nothing Management Proposal) following the instruction provided on the management’s proxy mailing.